1900 K Street, N.W.
Washington, DC 20006-1110
+1 202 261 3300 Main
+1 202 261 3333 Fax
www.dechert.com
CYNTHIA BEYEA
PARTNER
CYNTHIA.BEYEA@DECHERT.COM
+1 202 261 3447 DIRECT
+1 202 261 3333 FAX

November 17, 2025

Anu Dubey

Meagan Miller

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Re:	PennantPark Enhanced Income Fund; File No.: 333-288919

Dear Ms. Dubey:

On behalf of the Fund, we are writing in response to comments (the “Comments”) provided via phone call by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on September 17, 2025 and September 19, 2025 to representatives of Dechert LLP, related to Pre-Effective Amendment No. 1 to the Fund’s registration statement on Form N-2, filed with the Commission on September 12, 2025 (the “Registration Statement”). The Fund has considered your comments and has authorized us to make the responses and changes discussed below on its behalf.

Set forth below are the Staff’s Comments along with the Fund’s responses thereto. Changes to disclosure in response to the Staff’s Comments will be included in the forthcoming Pre-Effective Amendment No. 2 to the Registration Statement (the “Amendment”). Terms not defined herein have the meaning set forth in the Amendment.

DISCLOSURE COMMENTS

PROSPECTUS

Cover Page

1.

Comment: The third sentence of the paragraph headed “Investment Strategy” discloses that, to a lesser extent, the Fund may invest in other CLO debt securities, CLO equity or other debt securities. Please disclose the credit quality of such other CLO debt securities, CLO equity or other debt securities that the Fund will invest in to a lesser extent.

Response: The Fund confirms that it has added disclosure in the Amendment in response to the Staff’s comment.

Fees and Fund Expenses (pages 16 – 18)

2.

Comment: In the Fee Table, please revise the “Management Fees” line item to reflect amounts based on net assets and instead of gross assets. If the amounts are the same, please supplementally confirm so.

Response: The Fund supplementally confirms that the management fee amounts in the Fee Table reflect amounts based on net assets and that, because the Fund does not intend to utilize leverage in its first year of operations, the amounts based on net assets and the amounts based on gross assets are the same. Accordingly, no changes have been made to the existing disclosure.

3.	Comment: In footnote (8), please disclose what Specified Expenses are.

Response: The Fund confirms that it has revised footnote (8) accordingly in the Amendment in response to the Staff’s comment.

4.

Comment: On page 18, the third sentence states that the Fund’s transfer agent will impose a $15 fee for each wire redemption. Please disclose this fee in Fee Table as a shareholder transaction fee. See Instruction 5 to Item 3.1. of Form N-2.

Response: The Fund confirms that it has revised the Fee Table in the Amendment in response to the Staff’s comment.

Subsidiaries (page 30)

5.	Comment: Please explain whether financial statements of the Subsidiaries will be consolidated with those of the Fund.

Response: The Fund supplementally confirms that the financial statements of the Subsidiaries will be consolidated with those of the Fund.

6.

Comment: Please confirm that the Subsidiaries and their Board of Directors will agree to inspection by the Staff of the Subsidiaries’ books and records which will be maintained in accordance with Section 31 of the 1940 Act and rules thereunder.

Response: The Fund so confirms.

7.

Comment: Please confirm to that for any Subsidiaries organized as foreign entities, the Subsidiary and its Board of Directors will agree to designate an agent for service of process in the United States.

Response: The Fund so confirms.

8.

Comment: Please confirm that for any wholly-owned Subsidiaries, such Subsidiaries’ management fee, including any performance fee, will be included in the “Management Fee” line item of the Fee Table and such Subsidiaries’ other expenses will be included in “Other Expenses” line item of Fee Table.

Response: The Fund so confirms.

9.

Comment: In the first sentence of this section beginning with “The Fund intends to invest…”, please consider revising the language reading “entities that will be primarily controlled by the Fund” to instead read “entities that will be wholly-owned and/or majority-owned by the Fund.”

Response: The Fund confirms that it has revised the aforementioned disclosure in the Amendment in response to the Staff’s comment.

10.

Comment: The second sentence of the second paragraph of this section reads “The Fund expects that any investment advice provided to a Subsidiary of the Fund would be provided by the Adviser pursuant to the Investment Advisory Agreement and the Fund’s Board will consider any investment advisory services provided to a Subsidiary of the Fund in connection with the Board’s annual consideration of the Investment Advisory Agreement.” Please revise this disclosure so that it reads in the affirmative, including removing the language “expects to.”

Response: The Fund confirms that it has revised the aforementioned disclosure in the Amendment in response to the Staff’s comment.

11.	Comment: Please identify the custodian of the Subsidiaries, if any.

Response: The Fund notes that the Fund does not currently have any Subsidiaries. Accordingly, no changes have been made to the existing disclosure.

Risk Factors — Risks Related to Our Investments — We may invest in private investment funds, including but not limited to private debt funds and private real estate funds, managed by unaffiliated institutional asset managers, and our performance depends in part upon the performance of the private investment fund managers and selected strategies. (pages 48 – 50)

12.

Comment: This risk factor describes the risks of private investment funds. Please review the disclosure describing the investment strategies and risk factors regarding private fund investments and confirm to us that all principal risks associated with investing in private investment funds have been adequately disclosed regarding the following risks: (1) risks related to the jurisdiction of private funds and (2) tax considerations when investing in private funds that produce non-qualifying income and how that may impact the Fund’s RIC status. If these risk factors are not disclosed as principal risks, please explain why not.

Response: The Fund confirms that it has revised the aforementioned disclosure in the Amendment in response to the Staff’s comment.

13.	Comment: In the fifth paragraph of this risk tile, please disclose that the Fund can only value private funds at NAV if permitted by applicable accounting standards.

Response: The Fund confirms that it has revised the aforementioned disclosure in the Amendment in response to the Staff’s comment.

14.

Comment: In the last paragraph of this risk tile, please disclose that private funds can charge performance-based compensation beyond that which is permitted for registered funds and those fees may be charged even when the Fund loses money.

Response: The Fund confirms that it has revised the aforementioned disclosure in the Amendment in response to the Staff’s comment.

Control Persons (page 60)

15.	Comment: Please revise this disclosure to clarify who the affiliate providing the seed investment to the Fund will be.

Response: The Fund confirms that it has revised the aforementioned disclosure in the Amendment in response to the Staff’s comment.

Description of Capital Structure and Shares – Preferred Shares and Other Securities (page 79)

16.

Comment: Please revert the last sentence of this section to its original tabular format. See Item 10.5 of Form N-2 which requires disclosure in tabular format for each class of authorized securities of the Fund.

Response: The Fund confirms that it has revised the aforementioned disclosure in the Amendment in response to the Staff’s comment.

Plan of Distribution – Contingent Deferred Sales Charge (page 86)

17.	Comment: The second sentence in this section begins with “If you repurchase Class C shares….” Please revise to read “If you submit your Class C shares for repurchase to the Fund….”

Response: The Fund confirms that it has revised the aforementioned disclosure in the Amendment in response to the Staff’s comment.

18.	Comment: Please replace references to “redemptions” in this section with “repurchases” given closed-end fund shares are not redeemable securities

Response: The Fund confirms that it has revised the aforementioned disclosure in the Amendment in response to the Staff’s comment.

Plan of Distribution – By Telephone – Subsequent Investments (page 91)

19.

Comment: Disclosure in the third to last sentence of the first paragraph beginning “Amounts invested by check or ACH…” that payment of repurchase proceeds will not be delayed by more than seven days after the repurchase pricing date.

Response: The Fund confirms that it has revised the aforementioned disclosure in the Amendment in response to the Staff’s comment.

Plan of Distribution – Potential Sales Load Waiver—Class A Shares

20.	Comment: Please disclose in the second paragraph of this section that the Fund does not currently have any special arrangements with a financial intermediary.

Response: The Fund confirms that it has revised the aforementioned disclosure in the Amendment in response to the Staff’s comment.

PART C – OTHER INFORMATION (Public N-2)

Item 25. Financial Statements and Exhibits (page C-1 of Public N-2)

21.	Comment: Please delete “Form of” for Exhibit (k)(1) and confirm to us that the final agreement will be filed as an exhibit to the registration statement.

Response: The Fund confirms that it has made the requested change in the Amendment and the final Administration Agreement has been filed therewith.

ACCOUNTING COMMENTS

PROSPECTUS

22.

Comment: In the Expense Example following the fees expenses, please include the sale charge for Class A in the example calculations going forward. The $11 figure for Class A Shares, for example, does not appear to factor in the 5.75% maximum sales load.

Response: The Fund confirms that it has revised the aforementioned disclosure in the Amendment in response to the Staff’s comment.

* * *

If you have any questions, please feel free to contact me at (202) 261-3447.

Sincerely,

/s/ Cynthia R. Beyea
Cynthia R. Beyea

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